As filed with the Securities and Exchange Commission on December 20, 2004
==============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                Schedule 13E-3
                                (Rule 13e-100)
    Rule 13e-3 Transaction Statement under Section 13(e) of the Securities
                            Exchange Act of 1934

                              (Amendment No. 1)*
                              BULOVA CORPORATION
                             (Name of the Issuer)

                            2004-LCBV Corporation
                              Loews Corporation
                      (Name of Persons Filing Statement)

                    Common Stock, Par Value $5.00 Per Share
                        (Title of Class of Securities)

                                 120457 10 6
                    (CUSIP Number of Class of Securities)

                               Gary W. Garson
                              Loews Corporation
                             667 Madison Avenue
                          New York, New York 10021
                                212-521-2000
            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

[   ] a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
[   ] b. The filing of a registration statement under the Securities Act of
         1933.
[   ] c. A tender offer.
[ X ] d. None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

         Check the following box if this is a final amendment reporting the results of the transaction. [ ]

                            Calculation of Filing Fee

   Transaction Valuation(1)                           Amount of Filing Fee
        $5,249,930                                             $665
(1) Calculated, for the purposes of determining the filing fee only, in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. Determined by multiplying 149,998, the number of shares of common stock of Bulova held by shareholders other than Loews, by $35.00, the price to be paid per share.

[   ] Check the box if any part of the fee is offset as provided by Exchange
      Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                     Filing Party:

----------------------

* This Amendment No. 1 also constitutes Amendment No. 18 to the Statement on
Schedule 13D previously filed by Loews Corporation with respect to the common stock of Bulova Corporation.

Form or Registration No.:                               Filing Date:
==============================================================================



                                 SUMMARY

This summary and the remainder of this Transaction Statement on Schedule 13E-3 provide information describing the "going private" merger involving Bulova Corporation, referred to as "Bulova," 2004-LCBV Corporation, referred to as "Merger Sub," and Loews Corporation, referred to as "Loews." We sometimes refer to Merger Sub and Loews together as the "Filing Persons" or "we" or "us." This statement includes discussions of, among other things, how the merger affects you, what your rights are with respect to the merger as a shareholder of Bulova and our position on the fairness of the merger to you and the other public shareholders of Bulova, who we refer to as Bulova's "public shareholders."

OVERVIEW AND PURPOSE OF THE MERGER (SEE PAGE 2).

  . Loews currently owns approximately 97% of Bulova's outstanding common stock.

  . Merger Sub was recently organized as a wholly owned subsidiary of Loews to effect the merger with Bulova. Prior to effecting the merger, Loews will contribute all of its shares of Bulova common stock to Merger Sub.

  . Thereafter, Merger Sub will merge with and into Bulova, with Bulova as the surviving corporation. As a result of the merger, Bulova's public shareholders (other than those, if any, who object to the merger and properly exercise their statutory dissenters' rights, which are discussed below) will receive $35.00 in cash for each of their shares of Bulova common stock, and Bulova will become a wholly owned subsidiary of Loews.

  . The purpose of the merger is for Loews to acquire all of the shares of Bulova common stock that it does not already own, thus making Bulova a private company and enabling Bulova to save the costs associated with being a public company. At the same time, the merger will provide a source of liquidity to Bulova's public shareholders and enable them to receive cash for their shares without having to pay brokerage commissions.

  . Because Loews currently owns more than 90% of the outstanding shares of Bulova common stock and will contribute these shares to Merger Sub, Merger Sub is permitted under New York law to effect the merger by action of its board of directors, without any action on the part of the board of directors or public shareholders of Bulova.

  . We will pay Bulova's public shareholders for their shares of Bulova common stock promptly after the completion of the merger. Instructions for surrendering stock certificates for payment will be set forth in a Notice of Merger and a Letter of Transmittal, which will be mailed to each Bulova public shareholder promptly after the effective date of the merger. You should not submit your stock certificates until after you receive and review these documents.

  . We expect that the merger will become effective on or about January 17, 2005, which is twenty (20) days after the date on which we are mailing this statement to Bulova's public shareholders (or as soon thereafter as possible).

                                     i

  . The total amount of funds necessary to make the cash payments that Bulova's public shareholders will be entitled to receive and to pay related expenses is estimated to be approximately $5,350,000. All of such funds will be provided by Loews out of its available cash.

OUR POSITION ON THE FAIRNESS OF THE MERGER (SEE PAGE 4).

Loews and Merger Sub have concluded that the merger is both substantively and procedurally fair to Bulova's public shareholders based primarily on the following factors:

  . The $35.00 per share merger price represents a significant premium to the recent and historical range of trading prices of Bulova's common stock in the over-the-counter market, including an 18.6% premium over the average trading price during the twelve months ended November 15, 2004 and an 18.6% premium over the share price on November 24, 2004, the last trading day on which a trade was reported prior to the announcement of our intent to effect the merger. We believe that these percentage premiums compare favorably to the range of percentage premiums of other comparable "going private" transactions.

  . The trading market for Bulova's common stock is extremely illiquid, with an average of less than 500 shares being traded each week during the twelve months ended November 15, 2004 and no trades at all taking place on more than 225 out of 259 trading days during that period. The merger represents an opportunity for Bulova's public shareholders to realize cash for their shares, at a premium price, which would otherwise be extremely difficult or impossible, given such illiquidity.

  . The $35.00 per share merger price implies an enterprise value of Bulova for approximately $152.2 million, which reflects a multiple of 0.93 times Bulova's revenue, 9.8 times Bulova's earnings before interest, taxes, depreciation and amortization and a charge for environmental expenses (referred to as "EBITDA"), and 17.3 times Bulova's net income, all for the twelve months ended September 30, 2004, and 13.8 times Bulova's estimated net income for the year ending December 31, 2005. We determined enterprise value by multiplying the $35.00 per share merger price by the number of shares of Bulova common stock outstanding and adding net debt (which includes post-retirement liabilities less cash and cash equivalents, including cash received by Bulova in October 2004 from the sale of its Brooklyn, N.Y. warehouse, which in this case is a negative number). We believe that these multiples compare favorably to the range of multiples of other publicly traded companies of comparable size in comparable industries.

  . The merger consideration will be paid entirely in cash and is not subject to any financing condition or deferral.

                                     ii

  . Each Bulova public shareholder is entitled to exercise dissenters' rights under New York law and to demand payment of the "fair value" for his or her shares of Bulova common stock, as determined by a court in a judicial proceeding.

CONSEQUENCES OF THE MERGER (SEE PAGE 3).

Completion of the merger will have the following consequences:

  .  Bulova will become a wholly owned subsidiary of Loews.

  . Each share of Bulova common stock owned by a Bulova public shareholder (other than those, if any, held by Bulova public shareholders who properly exercise their dissenters' rights) will be converted into the right to receive $35.00 in cash.

  . Shares of Bulova common stock will no longer be publicly traded. In addition, Bulova will no longer be subject to the costly reporting and other requirements of the Securities Exchange Act of 1934, as amended, including those recently instituted under the Sarbanes-Oxley Act of 2002, and the requirements to file annual, quarterly and other reports with the Securities and Exchange Commission.

  . Only Loews will have the opportunity to participate in the future earnings and growth, if any, of Bulova. Similarly, only Loews will face the risk of any losses from Bulova's operations or any decline in value of Bulova after the merger.

RIGHTS OF DISSENTING SHAREHOLDERS (SEE PAGE 9).

Any Bulova public shareholder who objects to the merger will have the right to dissent from the merger and demand payment of the "fair value" of his or her shares of Bulova common stock, as determined in a judicial appraisal proceeding in accordance with Section 623 of the New York Business Corporation Law. This value may be more or less than the $35.00 per share payable in the merger. In order to perfect these rights, a dissenting shareholder must file a written notice of election to dissent within 20 days after the date of mailing of the Notice of Merger and must otherwise comply with the procedures set forth in Section 623 of the New York Business Corporation Law. Those procedures are summarized below under the caption of "Rights of Dissenting Shareholders." Any failure by a dissenting shareholder to comply with the procedures contained in Section 623 will result in an irrevocable loss of his or her dissenters' rights. Any Bulova public shareholder who wishes to exercise dissenters' rights is encouraged to seek advice from his or her legal counsel.

FOR MORE INFORMATION (SEE PAGES 12 and 15).

Certain information regarding Bulova and Loews is set forth below under the captions "Information About Bulova" and "Information About Us" and more detailed information is available from their public filings with the Securities and Exchange Commission.

                                     iii

                                 INTRODUCTION

This Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by (i) Loews Corporation, a Delaware corporation, and (ii) its wholly owned subsidiary, 2004-LCBV Corporation, a New York corporation, pursuant to
Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder. This Schedule 13E-3 provides information relating to the "going private" merger of Merger Sub with and into Bulova. This Schedule 13E-3 is first being mailed to Bulova's public shareholders on or about December 28, 2004.

This Schedule 13E-3 and the documents incorporated by reference in this
Schedule 13E-3 include certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include statements regarding our intent, belief or current expectations. Forward-looking statements are inherently uncertain and subject to a variety of risks that could cause actual results to differ materially from what we expect. Given these risk factors, you should not place undue reliance on these forward-looking statements.

                        DESCRIPTION OF THE MERGER

A total of 4,599,857 shares of Bulova's common stock, par value $5.00 per share ("Bulova common stock"), are currently outstanding. Loews owns 4,449,859 shares, or approximately 97%, of such shares, and intends to transfer all of them to Merger Sub prior to the effective date of a proposed short-form merger of Merger Sub with and into Bulova pursuant to Section 905 of the New York Business Corporation Law (the "NYBCL"). We expect that the merger will become effective on or about January 17, 2005, which is twenty (20) days after the date on which we are mailing this Schedule 13E-3 to Bulova's public shareholders (or as soon thereafter as possible).

Upon the consummation of the merger, each outstanding share of Bulova common stock will be canceled and, except for shares held by Merger Sub or any shareholder of Bulova who properly exercises his or her statutory dissenters' rights under the NYBCL, will be automatically converted into the right to receive $35.00 per share in cash, without interest, upon surrender of the certificate for such share to a paying agent who will be appointed by us to make such payments. Instructions with regard to the surrender of stock certificates for payment, together with a description of your dissenters' rights, will be set forth in a Notice of Merger and a Letter of Transmittal, which will be mailed to you promptly after the effective date of the merger. You should not submit your stock certificates until you have received and reviewed these documents.

Under the NYBCL, because Merger Sub will own more than 90% of the outstanding shares of Bulova common stock immediately prior to the merger, Merger Sub will have the power to effect the merger by action of its board of directors. No approval is required or will be sought from the board of directors or public shareholders of Bulova. Loews, as the sole shareholder of Merger

                                     1

Sub, has approved the merger. Bulova will be the surviving corporation in the merger and, following the merger, will be wholly owned by Loews.

                  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS
                                OF THE MERGER

Purposes

The principal purpose of the merger is for Loews to acquire all of the shares of Bulova common stock that it does not already own. This will enable Bulova to eliminate the expenses, administrative burdens and potential liabilities associated with being a public company. Given the very small number and percentage of shares of Bulova common stock in public hands, we do not believe the costs and burdens of maintaining Bulova's status as a public company are justified. At the same time, the merger will provide a source of liquidity to Bulova's public shareholders and an opportunity for them to obtain a return on their investment, which, in the absence of such a transaction, might not be realizable at any time in the foreseeable future, and to do so without having to pay brokerage commissions.

Alternative Transaction Structures

We believe that effecting the transaction by way of a short-form merger between Bulova and Merger Sub under New York law is the most efficient and cost-effective way to accomplish the purposes described above. Alternative transaction structures, such as a long-form merger or a tender offer, were not considered since they would be unnecessarily time-consuming and costly, without providing any advantages to Bulova's public shareholders, Loews or Bulova.

Reasons for Taking Bulova Private

In determining whether to acquire the outstanding minority equity interest held by Bulova's public shareholders and to effect the merger, we considered the following factors to be the principal benefits of taking Bulova private:

  . The cost savings resulting from Bulova ceasing to be a public company, particularly those costs associated with Bulova having its annual financial statements separately audited and with preparing and filing separate quarterly, annual and other reports with the Securities and Exchange Commission. These costs have increased significantly since the passage in July 2002 of the Sarbanes-Oxley Act of 2002 and the extensive rulemakings that followed by the Commission and the newly created Public Company Accounting Oversight Board. We anticipate that the merger will result in savings to Bulova of several hundred thousand dollars per year; and

  . The reduction in the amount of public information available to competitors about Bulova's business and financial results that would result from the termination of Bulova's obligations under the reporting requirements of the Exchange Act.

                                     2

We considered the alternative of leaving Bulova as a majority-owned, public subsidiary. In our view, the lone advantage to us of this alternative would be our ability to invest the cash to be paid to Bulova's public shareholders as the merger price in other ways. We concluded that the advantages of taking Bulova private significantly outweigh this limited advantage of leaving Bulova as a majority-owned, public subsidiary, particularly in light of the recent substantial increases in the costs and administrative burdens associated with operating a public company following the adoption of the Sarbanes-Oxley Act. Accordingly, we rejected this alternative.

We also considered the infrequency and extremely low volume of trading in Bulova common stock and considered that the merger would result in immediate and enhanced liquidity for Bulova's public shareholders.

Effects of the Merger

General. Upon completion of the merger, Loews will have complete control over the conduct of Bulova's business and will have a 100% interest in the net assets, the net book value and the net earnings of Bulova. In addition, Loews will be the sole beneficiary of any future increases in the value of Bulova and will bear the complete risk of any losses incurred in the operation of Bulova and any decreases in the value of Bulova.

Shareholders other than Loews and Merger Sub. Upon completion of the merger, Bulova's public shareholders will no longer have any interest in, and will not be shareholders of, Bulova and therefore will not participate in Bulova's future earnings and potential growth and will no longer bear the risk of any losses incurred in the operation of Bulova and any decreases in the value of Bulova. In addition, Bulova's public shareholders will not share in any distribution of proceeds from any future sales of assets or businesses of Bulova or its subsidiaries, none of which are contemplated at this time. All of the other incidents of stock ownership of Bulova's public shareholders, such as the rights to vote on certain corporate decisions, to elect directors and to receive dividends and distributions upon the liquidation of Bulova, as well as the benefit of potential increases in the value of their holdings in Bulova based on any improvements in Bulova's future performance, will be extinguished upon completion of the merger.

Upon completion of the merger, Bulova's public shareholders also will not bear the risks of potential decreases in the value of their holdings in Bulova resulting from any downturns in Bulova's future performance. Instead, Bulova's public shareholders will have liquidity, in the form of the cash merger price, in place of an ongoing equity interest in Bulova. In summary, if the merger is completed, Bulova's public shareholders will have no ongoing rights as shareholders of Bulova (other than the right to exercise dissenters' rights with respect to the merger, as described below).

Bulova Common Stock. Once the merger is consummated, public trading of Bulova common stock will cease and we intend to apply to deregister Bulova's common stock under the Exchange Act. As a result, Bulova will no longer be required to file reports with the Securities and Exchange Commission or otherwise be subject to the federal securities laws applicable to public companies.

                                     3

                 OUR POSITION AS TO THE FAIRNESS OF THE MERGER

Because we own substantially all of the outstanding Bulova common stock, we may be deemed to be "affiliates" of Bulova within the meaning of Rule 12b-2 under the Exchange Act. Accordingly, the rules of the Securities and Exchange Commission require us to express our view as to the substantive and procedural fairness of the merger to you and Bulova's other public shareholders.

Loews and Merger Sub believe that the merger is both substantively and procedurally fair to you and Bulova's other public shareholders. As discussed in greater detail below, with respect to substantive fairness, our belief is based on the following factors:

  . The merger represents an opportunity for Bulova's public shareholders to realize cash for their shares, which might otherwise be extremely difficult or impossible, given the illiquidity of the market for Bulova common stock. Historically, trading in Bulova common stock has been extremely light. As a result, any Bulova public shareholder who desires to sell even a relatively small number of shares would likely find demand for such shares to be very limited, and persistent attempts to sell such shares could lead to a reduction in the price to be received for such shares.

  . The trading market for Bulova's common stock is extremely illiquid, with an average of less than 500 shares being traded each week during the twelve months ended November 15, 2004 and no trades at all taking place on more than 225 out of 259 trading days during that period. The merger represents an opportunity for Bulova's public shareholders to realize cash for their shares, at a premium price, which would otherwise be extremely difficult or impossible, given such illiquidity.

  . The merger price of $35.00 per share of Bulova common stock compares favorably with the range of prices at which the shares have traded historically and in recent periods, including an 18.6% premium over the average trading price during the twelve months ended November 15, 2004 and an 18.6% premium over the share price on November 24, 2004, the last trading day on which a trade was reported prior to the announcement of our intent to effect the merger. We believe that these percentage premiums compare favorably to the range of percentage premiums of other comparable "going private" transactions. We also do not believe that it is realistic to expect that the market would sustain a price equal to or in excess of $35.00, particularly if more than a very small number of Bulova's public shareholders sought to sell their shares of Bulova common stock.

  . The $35.00 per share merger price implies an enterprise value for Bulova of approximately $152.2 million, which reflects a multiple of 0.93 times Bulova's revenue, 9.8 times Bulova's earnings before interest, taxes, depreciation and amortization and a charge relating to environmental expenses (referred to as "EBITDA") and 17.3 times Bulova's net income, all for the twelve months ended September 30, 2004, and 13.8 times Bulova's estimated net income for the year

                                     4

     ending December 31, 2005. We believe that these multiples compare favorably to the range of multiples of other publicly traded companies of comparable size in comparable industries.

  . The merger consideration will be paid to Bulova's public shareholders entirely in cash and is not subject to any financing condition or deferral.

With respect to procedural fairness, we recognize that New York law allows us to effect the merger by action of Merger Sub's board of directors, without any action on the part of the board of directors or other shareholders of Bulova, but provides Bulova's public shareholders who object to the merger with the statutory right to have the "fair value" of their shares determined by a court and paid to them by following the procedures outlined in Section 623 of the NYBCL, which are described elsewhere in this Statement under the heading "Rights of Dissenting Shareholders."

A determination of fair value ultimately depends on an analysis of what a reasonable purchaser would pay for Bulova common stock. In order to make our determination, we conducted various analyses which are described below. We primarily considered the historical and recent trading prices for Bulova common stock, our analyses of Bulova's enterprise value relative to comparable companies, and the merger price premium relative to comparable "going private" transactions.

  . Market Price of Bulova Common Stock. As stated above, in considering the fairness of the merger to Bulova's public shareholders, we considered the trading activity in Bulova common stock, including a review of both historical and recent reported market prices and trading volumes. The most recent date on which a trade was reported prior to the date on which our intent to effect the merger was first announced was November 24, 2004, and the last reported sale price on that date was $29.50 on trading volume of 216 shares. The $35.00 merger price represents a premium of 18.6% over this last reported price. The average closing prices of Bulova common stock, as reported by Nasdaq, during the three months, one year and three years ended November 15, 2004 were $29.44, $29.50 and $27.15 on average weekly trading volume of 209, 482 and 330 shares, respectively. The $35.00 merger price represents a premium of 18.9%, 18.6% and 29.0%, respectively, over these historical trading prices. See "Information Concerning Bulova - Market for Bulova's Common Stock." Moreover, prior to the announcement of our intention to effect the merger, Bulova common stock has never traded at or above $35.00 per share, other than on a single day late in 2001 when a closing price of $37.00 was reported on a volume of 2,000 shares. The closing price on the immediately prior day on which any trading was reported was $20.00 on a volume of 200 shares, and the closing prices on the subsequent two trading days were $30.00 and $20.00 on volumes of 300 shares and 1,000 shares, respectively. Therefore, we do not believe that this unexplained single day price increase is meaningful and we did not consider it in determining or evaluating the fairness of the merger price.

     We believe that $35.00 represents a fair price when compared with recent and historical reported trading prices. We recognize, however, that, due to the very

                                     5

     small public float of Bulova common stock and the very low trading volume, there are inherent limitations on the extent to which the market can serve as a meaningful proxy for fair value. Nevertheless, we believe that trading price levels over time are useful in providing an overall analysis of the value of Bulova and Bulova common stock.

  . Enterprise Value; Comparable Company Analysis. We conducted an analysis of the enterprise value of Bulova and then compared the multiples represented by the merger price to certain trading multiples of a group of 15 companies, which we believed to be generally comparable to Bulova, each of which is publicly traded, operates in the consumer products industry (in the categories of apparel and accessories, appliances and tools, and jewelry and silverware), and has a total market capitalization of between $100 million and $500 million. We note that these comparable companies do not represent the entire universe of potentially relevant companies, and that none of the companies used in the analysis is identical to Bulova. The companies included were Applica Incorporated, Ashworth, Inc., Cutter & Buck Inc., Haggar Corp., Hampshire Group, Limited, Hartmarx Corporation, Movado Group, Inc., National Presto Industries, Inc., OshKosh B'Gosh, Inc., Perry Ellis International, Inc., Quaker Fabric Corporation, Samsonite Corporation, St. John Knits International Incorporated, Superior Uniform Group Inc. and Water Pik Technologies, Inc.

     By multiplying the per share merger price of $35.00 by the 4,599,857 shares of Bulova common stock outstanding and adding net debt (including post-retirement liabilities, less cash and cash equivalents, including cash received by Bulova in October 2004 from the sale of its Brooklyn, N.Y. warehouse, which in this case is a negative number), we obtained an enterprise value for Bulova of approximately $152.2 million. This value is equivalent to 0.93 times Bulova's revenues, 9.8 times Bulova's EBITDA and 17.3 times Bulova's net income, all for the twelve months ended September 30, 2004, and 13.8 times Bulova's estimated net income for the year ending December 31, 2005.

     We then compared these multiples to the trading multiples of the comparable companies, based on financial information obtained through Yahoo Finance. As we did for Bulova, we determined enterprise value for the comparable companies by calculating market capitalization (shares outstanding multiplied by price per share), plus the company's debt obligations, if any, less the company's cash, cash equivalents and short-term investments. Our analysis indicated the following:

                                     6


             Enterprise Value as a Multiple of    Share Price as a Multiple of
             ---------------------------------    ----------------------------
                 Last Twelve     Last Twelve         Last Twelve       2005
                   Months          Months              Months       Estimated
                  Revenues         EBITDA               EPS            EPS*
                  --------         ------               ---            ---

Low                 0.26x           4.46x               11.1x          8.3x
High                1.33x           14.3x               35.7x         22.4x
Median              0.69x            7.3x               14.6x         15.0x
Bulova              0.93x            9.8x               17.3x         13.8x

--------------------------------
*not available for all comparable companies

  The following table sets forth the enterprise value and the revenue, EBITDA and EPS multiples for each of the comparable companies:

CAPTION>

                          Enterprise Value as a Multiple of    Share Price as a Multiple of
                          ---------------------------------    ----------------------------

 Name of                           Last Twelve     Last Twelve     Last Twelve      2005
Comparable         Enterprise        Months          Months          Months      Estimated
 Company             Value          Revenues         EBITDA           EPS            EPS
 -------             -----          --------         ------           ---            ---


Applica
 Incorporated      $313.3             0.46x            12.4x            **       not available

Ashworth, Inc.     $145.1             0.92x             7.3x           14.6x        10.6x

Cutter & Buck
 Inc.              $ 94.3             0.72x             6.0x           14.0x        16.8x

Haggar Corp.       $128.2             0.26x             7.3x           13.6x        13.1x

Hampshire
 Group Limited     $136.6             0.44x             6.3x           11.3x     not available

Hartmarx
 Corporation       $430.5             0.73x            12.9x           22.6x        16.1x

Movado
 Group, Inc.       $485.0             1.33x            10.6x           19.9x        16.1x

National Presto
 Industries,
 Inc.              $109.1             0.77x             4.6x           18.0x     not available

OshKosh
 B'Gosh, Inc.      $244.7             0.63x            14.3x           35.7x        22.4x

Perry Ellis
 International,
 Inc.              $385.8             0.61x             7.2            11.1x         8.3x

Quaker Fabric
 Corporation       $154.5             0.48x             4.5x           14.0x         **

Samsonite
 Corporation       $545.7             0.65x             7.4x             **      not available

St. John Knits
 International
 Incorporated      $425.8             1.08x             6.2x           12.1x     not available

Superior
 Uniform
 Group, Inc.       $109.6             0.79x             8.2x           17.8x     not available

Water Pik
 Technologies,
 Inc.              $229.3             0.69x             7.6x           16.6x        13.9x

**indicates company had a loss and multiple is therefore not meaningful


     We note that the multiples represented by the merger price were within or above the range of the trading multiples of the comparable companies and believe that the merger price multiples compare favorably to the comparable companies. As noted above, none of the comparable companies is identical or directly comparable to Bulova. Further, an analysis of publicly-traded comparable companies is not mathematical; rather, it involves complex consideration and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading of the comparable companies.

  . Comparable Transaction Analysis. We also conducted a comparable transaction analysis for the purpose of comparing the merger price to the prices paid in other "going private" transactions.

     There is limited public information available on "going private" transactions effected through a short-form merger involving the acquisition of 5% or less of the equity interest in a public company by the majority shareholder. Consequently, we expanded our comparable transaction analysis to include "going private" transactions involving the acquisition of up to 10% of the total equity of a public company.

     We reviewed the terms of 29 "going private" transactions that were announced since 1995, each of which involved the acquisition of a minority interest of 10% or less, where the price per share was greater than $1.00 and the total value of the acquired shares was less than $50 million. We analyzed the merger price as a percentage premium to the share price on the day prior to the announcement of each comparable transaction. This analysis indicated that the percentage premium paid in these transactions ranged from a high of 93.9% to a low of -4.6%, with a median percentage premium of 14.8%. This compares to a premium of 18.6% which the merger price represents over the last reported sales price per share of

                                     7

     Bulova common stock on November 24, 2004, the last trading day on which a trade was reported prior to the announcement of our intent to effect the merger.

     Based on the range of premiums paid in those transactions which we deemed generally comparable to the merger, we believe that the $35.00 merger price is fair to Bulova's public shareholders.

  . Net Book Value per Share of Bulova Common Stock. We determined that the net book value per share of Bulova common stock was $34.85 as of September 30, 2004, based on Bulova's reported shareholders' equity of $160.3 million, and a total of 4,599,857 shares of Bulova common stock outstanding as of such date. We believe that, while net book value per share is not a dispositive, or even a primary, factor in the valuation of Bulova common stock, it is a useful metric in an overall analysis of such value. We believe that the $35.00 merger price compares favorably to Bulova's net book value.

  . Discounted Cash Flow Analysis. We did not conduct a discounted cash flow analysis since neither we nor Bulova prepare any projections of Bulova's future cash flows beyond the current year. Projected future cash flows or earnings forecasts are a key variable in performing such an analysis.

  . Liquidation Analysis. We did not conduct a liquidation analysis since we intend to continue to operate Bulova as a going concern and not to liquidate the company.

We considered all of the foregoing factors and related analyses as a whole to support our belief that the merger is substantively and procedurally fair to Bulova's public shareholders. We also considered the following four additional factors, which could have negatively impacted our determination:

  . Following the merger, Bulova's public shareholders will cease to participate in the future earnings or growth, if any, of Bulova or benefit from an increase, if any, in the value of Bulova common stock.

  . In determining and evaluating the fairness of the merger price, our interests conflict with and are adverse to the interests of Bulova's public shareholders.

  . The merger is being effected as a "short-form" merger under New York law and consequently does not require approval by the board of directors or public shareholders of Bulova.

  . Because no action is required or is being taken by the board of directors of Bulova, the board did not establish a special committee of disinterested or independent directors to represent the interests of Bulova's public shareholders and did not engage an independent adviser to assist in evaluating the fairness of the transaction, including the merger price, to Bulova's public shareholders.

                                     8

After considering these additional four factors, we concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that we took into account to support our belief that the merger is substantively and procedurally fair to Bulova's public shareholders.

In view of the variety of factors considered in connection with making a determination as to the fairness of the merger to Bulova's public shareholders, and the complexity of these matters, we did not find it practicable, nor did we attempt, except as described above, to quantify, rank or otherwise assign relative weights to the specific factors we considered. Moreover, we did not undertake to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

We did not consider any factors, other than as stated above, regarding the fairness of the merger to Bulova's public shareholders, as it is our view that the factors we considered provided a reasonable basis to form our belief. We did not consider the purchase prices paid by Loews for its shares of Bulova common stock in prior years to be material to our conclusion regarding the fairness of the merger and Loews has not acquired any shares of Bulova common stock in more than ten years. In addition, from time to time over the years since Loews acquired its Bulova shares, Loews and/or Bulova have engaged in discussions with unrelated third parties that expressed interest in purchasing Bulova. None of these discussions proceeded past a preliminary stage and we did not give significant consideration to these discussions in fixing the merger price. In the most recent case, after conducting preliminary due diligence, a potential strategic buyer verbally indicated a range of values it might be willing to pay for Bulova that was well below any price that might have been acceptable to Loews and that was well below the $35.00 per share merger price to be paid by Loews to Bulova's public shareholders.

           REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

We did not engage any third parties to perform any financial analysis of, or prepare any reports, opinions or appraisals concerning, the merger or the value of Bulova or Bulova common stock and, accordingly, we did not receive any report, opinion or appraisal from an outside party relating to the fairness of the merger price being offered to Bulova's public shareholders or the fairness of the merger to us or to Bulova's public shareholders. The analyses described above were performed by internal personnel at Loews.


                RIGHTS OF DISSENTING SHAREHOLDERS

Bulova public shareholders who object to the merger have certain rights under New York law. These rights, commonly called "appraisal" or "dissenters'" rights, entitle Bulova's public shareholders who follow required procedures to ask a court to determine the fair value of their shares and require us to pay that amount to such shareholders. The amount so determined may be more or less than the merger price payable in the merger. Appraisal rights will not be available unless and until the merger is consummated.

New York law provides that dissenters' rights are the exclusive remedy available to shareholders who object to the merger, unless the transaction is unlawful or fraudulent.

                                     9

The following is a brief summary of the statutory procedures you must follow in order to perfect your dissenters' rights under New York law. This summary is not intended to be complete and is qualified in its entirety by reference to Sections 623 and 910 of the NYBCL, the texts of which are set forth in Exhibit (f) to this Schedule 13E-3. If you are considering pursuing your dissenters' rights, we would advise you to consult legal counsel since the failure to comply strictly with these provisions will result in a loss of your dissenters' rights.

Dissenters' rights cannot be exercised at this time. The information set forth below is for informational purposes only with respect to alternatives available to you if the merger is consummated. Following the merger, you will receive additional information concerning your dissenters' rights and the procedures to be followed to exercise those rights.

Promptly after the merger, a Notice of Merger and a Letter of Transmittal will be mailed to you for use in surrendering your shares for the cash payment you are entitled to receive as a result of the merger. The Notice of Merger will also explain your dissenters' rights and the procedures to be followed in order to exercise them. If you elect to dissent from the merger, then within 20 days after the Notice of Merger is mailed to you, you must file a written notice of your election to dissent with Bulova stating (i) your name and residence address, (ii) the number of shares as to which you dissent (which must be all of your shares of Bulova common stock) and (iii) a demand for payment of the fair value of your shares. If you complete and return the Letter of Transmittal and submit your share certificates for payment of the merger price, you will be deemed to have irrevocably waived your dissenters' rights.

At the time of filing a notice of election to dissent, or within one month thereafter, you must submit the certificates representing your Bulova shares to Bulova or its transfer agent for notation on the certificates of your election to dissent, after which the certificates will be returned to you. Failure to submit the certificates for such notation may result in the loss of your dissenters' rights.

Within 15 days after the expiration of the period during which you may file a notice of election to dissent, we and Bulova are required to make a written offer to each Bulova public shareholder who has properly filed such a notice to pay for his or her shares at a specified price which we consider to be the fair value of those shares. We will make such an offer, but we do not intend to offer to pay more than $35.00 per share. Such offer will be accompanied by a statement setting forth the aggregate number of shares with respect to which notices of election to dissent have been received and the aggregate number of holders of such shares. Such offer will also be accompanied by (a) advance payment to each dissenting shareholder who has submitted his or her certificates for notation thereon of the election to dissent of an amount equal to 80% of the amount of such offer or (b) as to each dissenting shareholder who has not yet submitted his or her certificates, a statement that we will make advance payment to him or her of such amount promptly upon submission of his or her certificates. Acceptance of such advance payment by a dissenting shareholder will not constitute a waiver of his or her dissenters' rights.

If we fail to make the offer within such 15-day period, or if the offer is made but a dissenting shareholder does not agree to it within 30 days after it is made, we are required to institute a

                                     10

special proceeding in the New York State Supreme Court, New York County, to determine the rights of dissenting shareholders and to fix the fair value of their shares of Bulova common stock. If we do not institute such a proceeding within 20 days after the expiration of the 30-day period, any dissenting shareholder may, within 30 days after such 20-day period, institute a proceeding for the same purpose. We do not intend to institute an appraisal proceeding. Therefore unless such a proceeding is instituted within such 30-day period by a dissenting shareholder all shareholders who filed a notice of election to dissent will lose their dissenters' rights (unless the court, for good cause shown, otherwise directs). All dissenting shareholders, other than those who agreed with us as to the price to be paid for their shares, will be made parties to the appraisal proceeding. The court will determine whether each dissenting shareholder is entitled to receive payment for his or her shares, and will then determine the fair value of the shares of Bulova common stock as of the close of business on the day prior to the date the merger was authorized. In fixing the fair value of the shares, the court will consider the nature of the transaction giving rise to Bulova's public shareholders' right to dissent and its effects on Bulova and Bulova's public shareholders, the concepts and methods then customary in the relevant securities and financial markets for determining the fair value of shares of a corporation engaging in a similar transaction under comparable circumstances and all other relevant factors. Within 60 days after the completion of the proceeding, we will pay to each dissenting shareholder the amount found to be due him or her, with interest thereon at such rate as the court finds to be equitable, upon surrender to us by such Bulova public shareholder of the certificates representing his or her Bulova shares. If the court finds that any dissenting shareholder's refusal to accept our offer was arbitrary, vexatious or otherwise not in good faith, no interest shall be allowed to him or her.

The parties to the appraisal proceeding will bear their own costs and expenses, including the fees and expenses of their counsel and of any experts employed by them, except that the court, in its discretion and under certain conditions, may assess all or any part of the costs, expenses and fees incurred by dissenting shareholders against us or may assess all or any part of the costs, expenses and fees incurred by us against any dissenting shareholders, including any dissenting shareholders who have withdrawn their notices of election, who the court finds were arbitrary, vexatious or otherwise not acting in good faith in refusing any offer of payment we may have made.

Any shareholder who files a notice of election to dissent will not have any rights as a shareholder of Bulova after the merger, other than the right to be paid the fair value of his or her shares under Section 623 of the NYBCL. Any notice of election to dissent may be withdrawn by a dissenting shareholder at any time within 60 days after the effective time of the merger (or, if we fail to make a timely offer to pay such Bulova public shareholder the fair value of his or her shares as provided above, at any time within 60 days after the date such offer is made) or thereafter with our written consent. Any dissenting shareholder who withdraws his or her notice of election to dissent or otherwise loses his or her dissenters' rights will thereupon have the right to receive the $35.00 per share merger price in cash for each of his or her shares.

                                     11

           CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a general summary of the material U.S. federal income tax consequences of the merger to beneficial owners of shares of Bulova common stock. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations thereunder, judicial decisions and current administrative rulings as in effect on the date of this Schedule 13E-3. The discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular taxpayers in light of their personal circumstances or to taxpayers subject to special treatment under the Code (for example, financial institutions, regulated investment companies, grantor trusts, insurance companies, tax-exempt organizations, brokers, dealers or traders in securities or foreign currencies, persons holding shares of Bulova common stock as part of a position in a "straddle" or as part of a "hedging," "conversion" or "integrated" transaction for U.S. federal income tax purposes, and persons that have a "functional currency" other than the U.S. dollar). In addition, this summary does not address any aspect of foreign, state, local or other tax laws, or any U.S. tax laws (such as estate or gift tax) other than U.S. federal income tax laws.

Your receipt of cash pursuant to the merger or pursuant to the exercise of dissenters' rights will be a taxable transaction for U.S. federal income tax purposes. In general, you will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash you receive for your shares of Bulova common stock and your adjusted tax basis in your shares. Such gain or loss will be capital gain or loss if you hold your Bulova common stock as a capital asset, and generally will be long-term capital gain or loss if, at the effective date of the merger, you have held your shares for more than one year.

The cash payments made to you pursuant to the merger or pursuant to the exercise of dissenters' rights will be subject to backup U.S. federal income tax withholding, unless you provide the paying agent named in the Notice of Merger and Letter of Transmittal that you will receive following the merger, with your tax identification number (social security number or employer identification number) and certify that such number is correct, or unless an exemption from backup withholding applies.

You are urged to consult your tax advisor as to the specific tax consequences of the merger to you, including the application of state, local, foreign and other tax laws.


                           INFORMATION ABOUT BULOVA

Bulova is a New York corporation engaged in the business of selling and distributing watches and clocks. The principal executive offices of Bulova are located at One Bulova Avenue, Woodside, New York 11377-7874, and its telephone number at that address is 718-204-3300.

Market for Bulova's Common Stock

The shares of Bulova common stock are traded in the over-the-counter ("OTC") market and prices are posted on the "OTC Bulletin Board" under the symbol "BULV."

                                     12

The following table sets forth, for the periods indicated, the high and low closing sale prices for Bulova's common stock in the OTC market, as reported by Nasdaq.


                                                             High        Low
                                                             ----        ---

2004
First Quarter                                               $30.50     $28.00
Second Quarter                                               31.00      29.25
Third Quarter                                                30.75      28.50
Fourth Quarter
(through 11/24/04)                                           30.00      29.50

2003
First Quarter                                               $25.30     $25.00
Second Quarter                                               27.50      24.25
Third Quarter                                                28.40      27.00
Fourth Quarter                                               29.50      28.00

2002
First Quarter                                               $26.00     $24.00
Second Quarter                                               26.50      25.00
Third Quarter                                                27.00      25.15
Fourth Quarter                                               27.00      25.00

On November 24, 2004, the last trading day on which a trade was reported prior to the date on which our intent to effect the merger was first announced, the closing sale price was $29.50. On December [14], 2004, the last trading day on which a trade was reported prior to the printing of this Schedule 13E-3, the closing sale price was $[34.75]. You are urged to obtain a current market quotation for your shares of Bulova common stock.

Dividends

Bulova has not declared or paid any dividends on its common stock in more than 25 years.

Financial Information

The audited consolidated financial statements of Bulova as of and for the years ended December 31, 2003 and 2002 are incorporated herein by reference to
Item 8 of Bulova's Annual Report on Form 10-K for its fiscal year ended December 31, 2003 (the "Form 10-K Report"). The unaudited consolidated financial statements of Bulova as of and for the three and nine months ended September 30, 2004 and 2003 are incorporated herein by reference to Item 1 of Bulova's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (the "Form 10-Q Report"). The Form 10-K Report and the Form 10-Q Report are referred to as the "Bulova Reports."

                                     13

Bulova's book value per share of common stock as of September 30, 2004 was $34.85. Bulova's ratio of earnings to fixed charges was 95.6x and 187.3x for the years ended December 31, 2003 and 2002, respectively, and was 10.7x and 66.0x for the nine months ended September 30, 2004 and 2003, respectively.

Set forth below is certain selected consolidated financial information with respect to Bulova and its subsidiaries excerpted or derived by us from the audited consolidated financial statements of Bulova contained in the Form 10-K Report and the unaudited financial statements of Bulova contained in the Form 10-Q Report. More comprehensive financial information is included in the Bulova Reports and in other documents filed by Bulova with the Securities and Exchange Commission, and the following financial information is qualified in its entirety by reference to the Bulova Reports and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

                         SUMMARY FINANCIAL INFORMATION
                             BULOVA CORPORATION
                  SUMMARY CONSOLIDATED FINANCIAL INFORMATION


(In thousands, except per share data)                                       Nine         Nine
                                                Year          Year         Months       Months
                                                Ended         Ended         Ended        Ended
                                              12/31/2003    12/31/2002    9/30/2004    9/30/2003
                                              --------------------------------------------------

Net sales                                     $ 164,358     $ 164,538     $ 110,264    $ 111,361
Gross profit                                     86,318        86,649        56,441       58,834
Net income                                       12,148        12,268           895        6,685

Net income per common share                   $    2.64     $    2.67     $    0.19    $    1.45
Weighted average number of shares outstanding     4,599         4,599         4,599        4,599


                                               September 30,       December 31,
                                                  2004          2003          2002
                                              ------------------------------------------

Current assets                                $ 183,905     $ 188,374     $ 182,746
Non-current assets                               31,410        32,160        33,149
Current liabilities                              30,901        35,740        42,678
Non-current liabilities                          24,112        24,723        29,789

                                     14

Other Information

Bulova files annual, quarterly and current reports with the Securities and Exchange Commission. You may read and copy any reports that Bulova files with the Commission at the Commission's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also receive copies of these documents upon payment of a duplicating fee by writing to the Commission's Public Reference Room. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room in Washington, D.C. and other locations. Bulova's filings with the Commission are also available to the public from commercial document retrieval services and at the Commission's website (www.sec.gov).

                              INFORMATION ABOUT US

Merger Sub

Merger Sub is a newly organized New York corporation which was formed for the sole purpose of effecting the merger. It otherwise has no business activities. The principal business address of Merger Sub, which also serves as its principal office, is 667 Madison Avenue, New York, New York 10021, and its telephone number at that address is 212-521-2000.

The name, business address, position with Merger Sub, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Merger Sub are set forth on Schedule I hereto. During the last five years, neither Merger Sub nor any of the persons listed in
Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Merger Sub nor any of the persons listed in Schedule I was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Loews Corporation

Loews is a Delaware corporation which operates as a holding company. Its subsidiaries are engaged in property and casualty insurance, the production and sale of cigarettes, the operation of hotels, the operation of offshore oil and gas drilling rigs, the operation of an interstate natural gas transmission pipeline system, and the distribution and sale of watches and clocks. The principal business address of Loews, which also serves as its principal office, is 667 Madison Avenue, New York, New York 10021, and its telephone number at that address is 212-521-2000.

Loews owns 100% of the capital stock of Merger Sub and 4,449,859 shares of Bulova common stock, substantially all of which it purchased in 1979 in a privately negotiated purchase and a cash tender offer for all outstanding shares. As noted above, Loews plans to contribute these shares to Merger Sub prior to the effective date of the merger.

The name, business address, position with Loews, principal occupation, five-year employment history and citizenship of the directors, executive officers and other persons who may be deemed to be control persons of Loews are set forth on Schedule I hereto. During the last five years,

                                     15

neither Loews nor any of the persons listed in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Loews nor any of the persons listed in Schedule I was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

                      OUR PLANS AND PROPOSALS FOR BULOVA

We currently expect that, following the merger, the business and operations of Bulova will be conducted by Bulova substantially as they are currently being conducted. Loews intends to evaluate the business and operations of Bulova on an ongoing basis with a view to maximizing its potential, and Loews will take such actions as it deems appropriate under the circumstances and market conditions then existing. Loews intends to cause Bulova to apply to terminate the registration of Bulova common stock under Section 12(g)(4) of the Exchange Act following the merger, which would result in the suspension of Bulova's duty to file reports pursuant to the Exchange Act.

We do not currently have any commitment or agreement and are not currently negotiating for the sale of any of Bulova's businesses. Additionally, we do not currently contemplate any material change in the composition of Bulova's current management.

Except as otherwise described in this Schedule 13E-3, Bulova has not, and we have not, as of the date of this Schedule 13E-3, approved any specific plans or proposals for:

  . any extraordinary corporate transaction involving Bulova after the completion of the merger;

  . any sale or transfer of a material amount of assets currently held by Bulova after the completion of the merger;

  .  any change in the board of directors or management of Bulova; or

  . any material change in Bulova's dividend policy, indebtedness, capitalization, corporate structure or business.

                FEES AND EXPENSES; FINANCING OF THE MERGER

The total amount of funds necessary to make the cash payments that Bulova's public shareholders will be entitled to receive as a result of the merger and to pay related expenses is estimated to be approximately $5,350,000. All of such funds will be provided by Loews out of its available cash.

The paying agent that will be appointed to make the cash payments payable pursuant to the merger will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain

                                     16

liabilities and expenses in connection with the merger, including certain liabilities under U.S. federal securities laws.

We will not pay any fees or commissions to any broker or dealer in connection with the merger. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Bulova for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

The following is an estimate of fees and expenses to be incurred by us in connection with the merger:


Printing and mailing    $ 35,000

Commission Filing Fee        665

Paying Agent              10,000

Legal Fees                50,000

Miscellaneous              4,335
  Total:                $100,000
================================

                                     17

                             TRANSACTION STATEMENT

ITEM 1.  SUMMARY TERM SHEET

See the section above captioned "Summary."

ITEM 2.  SUBJECT COMPANY INFORMATION

     (a) NAME AND ADDRESS. The name of the company is Bulova Corporation. See the section above captioned "Information about Bulova."

     (b) SECURITIES. See the section above captioned "Description of the Merger."

     (c) TRADING MARKET AND PRICE. See the section above captioned "Information about Bulova."

     (d) DIVIDENDS.  See the section above captioned "Information about
         Bulova."

     (e) PRIOR PUBLIC OFFERINGS. Neither of the Filing Persons has made an underwritten public offering of Bulova's securities during the past three years.

     (f) PRIOR STOCK PURCHASES. Neither of the Filing Persons has purchased any securities of Bulova during the past two years.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSONS

     (a) NAME AND ADDRESS. See the section above captioned "Information about
         Us."

     (b) BUSINESS AND BACKGROUND OF ENTITIES. See the section above captioned "Information about Us."

     (c) BUSINESS AND BACKGROUND OF NATURAL PERSONS. See the section above captioned "Information about Us" and Schedule I hereto.

ITEM 4.  TERMS OF THE TRANSACTION

     (a) MATERIAL TERMS. See the section above captioned "Description of the Merger."

     (c) DIFFERENT TERMS. Shareholders of Bulova will be treated as described in the section above captioned "Description of the Merger."

     (d) APPRAISAL RIGHTS. See the section above captioned "Rights of Dissenting Shareholders."

     (e) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. See the section above captioned "Description of the Merger."

                                     18

     (f) ELIGIBILITY FOR LISTING OR TRADING. Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (a) TRANSACTIONS. As a 97% owned subsidiary of Loews, Bulova and Loews are parties to various agreements and arrangements, including the following:

  . A tax allocation agreement with respect to the filing by Loews of consolidated federal income tax returns which include Bulova and its subsidiaries, under which Bulova will (i) be paid by Loews the amount, if any, by which Loews' consolidated federal income tax is reduced by virtue of the inclusion of Bulova and its subsidiaries in Loews' consolidated federal income tax return or (ii) pay to Loews an amount, if any, equal to the federal income tax which would have been payable by Bulova if Bulova and its subsidiaries had filed a separate consolidated return. This agreement may be canceled by Bulova or Loews upon thirty days written notice. Pursuant to this agreement, Bulova made estimated payments to Loews amounting to $4,207,000 for the year ended December 31, 2003 and has accrued or paid $1,775,000 for the nine months ended September 30, 2004.

  . A services agreement pursuant to which Loews provides to Bulova various administrative services, including among other things, data processing, purchasing, accounts payable, printing, tax return preparation, insurance and cash management services, and Bulova provides Loews with warehousing services. Pursuant to this agreement, each party reimburses the other in an amount not to exceed the allocated costs of the services provided. Bulova paid Loews $3,000,000 for services provided during 2003 and has accrued or paid approximately $2,250,000 for services provided during the first nine months of 2004. In addition, Bulova has reimbursed Loews approximately $872,000 for salaries and related employee benefits expenses of employees of Loews on loan to Bulova for the year ended 2003 and has accrued or paid approximately $574,000 for the nine months ended September 30, 2004.

  . A credit agreement which provides for unsecured loans to be made by Loews to Bulova from time to time, in principal amounts aggregating up to $50,000,000. In September of 2003, Bulova borrowed $8,000,000, which was repaid in December 2003. Prior to this borrowing, Bulova had not utilized this credit facility since 1995. The interest rate for amounts outstanding under this credit agreement is a fixed rate equal to the Six-Month London Interbank Offered Rate in effect on the date Bulova requests the loan, plus 250 basis points (2.5%). This credit agreement has been periodically extended and currently expires on December 31, 2005. Interest expense related to the Credit Agreement was $59,000 for the year ended December 31, 2003. No interest has accrued for the nine months ended September 30, 2004.

  . Coverage under blanket insurance policies obtained by Loews, primarily relating to property and casualty and general liability insurance, which cover properties

                                     19

     and facilities of Loews and certain of its subsidiaries, including Bulova. Bulova reimbursed Loews approximately $668,000 for premiums paid for the year ended December 31, 2003 and has accrued or paid approximately $675,500 for premiums paid for the nine months ended September 30, 2004.

  . Certain employee health and life insurance benefits provided by an insurance subsidiary of CNA Financial Corporation, a 91% owned subsidiary of Loews. Premiums and fees for such insurance amounted to approximately $127,000 for the year ended December 31, 2003. On December 31, 2003, CNA completed the sale of the majority of its Group Benefits business to Hartford Financial Services Group, Inc., representing the line of business Bulova had utilized in the past for certain employee health and life insurance benefits.

  .  Information concerning the compensation paid by Loews to Messrs. Preston
     R. Tisch and Andrew H. Tisch, both of whom are executive officers and/or directors of Bulova (in addition to being executive officers and/or directors of Loews), in their capacities as executive officers of Loews in each of the last two years is set forth in Loews's proxy statements for its 2003 and 2004 annual meetings, which are incorporated herein by reference. Copies of Loews's proxy statements and other filings may be obtained from the offices of the Securities and Exchange Commission in the manner set forth with respect to Bulova's filings in the section above captioned "Information About Bulova."

 (b) SIGNIFICANT CORPORATE EVENTS. Except as described elsewhere in this statement, there have been no negotiations, transactions or material contacts that occurred during the past two years between (i) either of the Filing Persons (including subsidiaries of the Filing Persons) or, to the best knowledge of either of the Filing Persons, any of the persons listed on Schedule I hereto and (ii) Bulova or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of Bulova's securities, election of Bulova's directors or sale or other transfer of a material amount of assets of Bulova.

 (c) NEGOTIATIONS OR CONTACTS. Except as described elsewhere in this statement, there have been no negotiations or material contacts that occurred during the past two years concerning the matters referred to in paragraph (b) of this Item between (i) any affiliates of Bulova or (ii) Bulova or any of its affiliates and any person not affiliated with Bulova who would have a direct interest in such matters.

 (e) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. There are no agreements, arrangements or understandings, whether or not legally enforceable, between either of the Filing Persons or, to the best knowledge of either of the Filing Persons, any of the persons listed on
     Schedule I hereto and any other person with respect to any securities of Bulova.

                                     20

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (b) USE OF SECURITIES ACQUIRED. The shares of Bulova common stock acquired in the merger from Bulova's public shareholders will be canceled.

     (c) PLANS. See the section above captioned "Our Plans and Proposals for Bulova."

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER

See the sections above captioned "Purposes, Alternatives, Reasons and Effects of the Merger" and "Certain Federal Income Tax Consequences of the Merger."

ITEM 8.  FAIRNESS OF THE TRANSACTION

See the section above captioned "Our Position as to the Fairness of the Merger."

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

See the section above captioned "Reports, Opinions, Appraisals and Negotiations."

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) SOURCE OF FUNDS. See the section above captioned "Fees and Expenses; Financing of the Merger."

     (b) CONDITIONS.  There are no conditions to the merger.

     (c) EXPENSES. See the section above captioned "Fees and Expenses; Financing of the Merger."

     (d) BORROWED FUNDS.  Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) SECURITIES OWNERSHIP. On the effective date, immediately prior to the merger, Merger Sub is expected to be the owner of 4,449,859 shares of Bulova common stock, representing approximately 97% of the outstanding shares of Bulova common stock. Because Loews owns 100% of the equity interest in Merger Sub, Loews may also be deemed to be the beneficial owner of these shares. Details regarding the ownership of Bulova common stock, if any, by the persons named on Schedule I to this Schedule 13E-3 are set forth on such schedule.

     (b) SECURITIES TRANSACTIONS. Loews will contribute 4,459,859 shares of Bulova common stock to Merger Sub prior to the effective date of the merger. There were no transactions in shares of Bulova common stock effected during the past 60 days by the Filing Persons or, to the best knowledge of the Filing Persons,

                                     21

         by the directors, executive officers, affiliates or subsidiaries of either of the Filing Persons.

ITEM 12. THE SOLICITATION OR RECOMMENDATION

Not applicable.

ITEM 13. FINANCIAL STATEMENTS

See the section above captioned "Information about Bulova."

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     (a) SOLICITATIONS OR RECOMMENDATIONS. There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated for making solicitations or recommendations in connection with the merger.

     (b) EMPLOYEES AND CORPORATE ASSETS. Employees of Bulova may perform ministerial acts in connection with the merger. No assets of Bulova will be used in connection with the merger, including to fund the merger consideration.

ITEM 15. ADDITIONAL INFORMATION

None.

ITEM 16. EXHIBITS


EXHIBIT NUMBER                                DESCRIPTION

     (a)*                       Letter from Loews to Bulova Shareholders.
     (b)                        None.
     (c)                        None.
     (d)                        None.
     (f)*                       New York Business Corporation Law Sections
                                 623 and 910.
     (g)                        None.
     -----------------
     *filed previously


                                     22

                                SIGNATURES

After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 20, 2004

                                         LOEWS CORPORATION


                                         By:     /s/ Gary W. Garson
                                         Name:   Gary W. Garson
                                         Title:  Senior Vice President

                                         2004 - LCBV CORPORATION

                                         By:     /s/  Gary W. Garson
                                         Name:   Gary W. Garson
                                         Title:  Senior Vice President

                                     23

                                                                    Schedule I

           INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
                OF 2004 - LCBV CORPORATION AND LOEWS CORPORATION

  The following tables set forth (i) name and business address, (ii) current principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (iii) material occupations, positions, offices or employment during the past five years of each of the directors and executive officers of 2004 - LCBV Corporation and Loews Corporation. Except as set forth below, each of such person's business address is 667 Madison Avenue, New York, NY 10021. All of the persons listed below are citizens of the United States. None of such persons owns any securities of Bulova.

                      DIRECTORS AND EXECUTIVE OFFICERS
                          OF 2004-LCBV CORPORATION


    Name and                            Current Principal                   Five Year Employment
Business Address                            Employment                             History


James S. Tisch                          See Below                           See Below
President and Director

Peter W. Keegan                         See Below                           See Below
Senior Vice President and Director

Gary W. Garson                          See Below                           See Below
Senior Vice President and Director

                                     24

                      DIRECTORS AND EXECUTIVE OFFICERS
                            OF LOEWS CORPORATION


Name and Business Address       Current Principal Employment     Five Year Employment History


Joseph L. Bower                  Donald K. David Professor of    Professor Bower has been in his
Harvard Business School          Business Administration,        current position for more than
Morgan 467, Soldiers Field       Harvard University              the past five years.
Boston, MA   02163               (Loews Director)

John Brademas                   President Emeritus,              Dr. Brademas has been in his
New York University             New York University              current position for more than
King Juan Carlos I of Spain Ctr. (Loews Director)                the past five years.
53 Washington Sq. So., 3rd Flr.
New York, NY  10012

Charles M. Diker                Managing Partner,                Mr. Diker has been in his
Diker Management                Diker Management LLC             current position for more
745 Fifth Avenue, Suite 1409    (Loews Director)                 than the past five years.
New York, NY  10153

Paul J. Fribourg                Chairman of the Board and        Mr. Fribourg has been in his
ContiGroup Companies, Inc.      Chief Executive Officer,         current position for more than
277 Park Avenue, 50th Flr.      ContiGroup Companies             the past five years.
New York, NY   10172            (Loews Director)

Gary W. Garson                  Senior Vice President,           Mr. Garson has been in his
                                Secretary and General Counsel,   current position since May
                                Loews Corporation                2003. Prior to that time he
                                                                 was Vice President, Assistant
                                                                 Secretary and Deputy General
                                                                 Counsel of Loews Corporation.

Walter L. Harris                President and Chief Executive    Mr. Harris has been in his
Tanenbaum-Harber Co., Inc.      Officer, Tanenbaum-Harber        current position for more than
320 W. 57th Street              Company, Inc.                    the past five years.
New York, NY  10019             (Loews Director)

Herbert C. Hofmann              President and Chief Executive    Mr. Hofmann has been in his
Bulova Corporation              Officer, Bulova Corporation,     current position for more than
One Bulova Avenue               Senior Vice President,           the past five years.
Woodside, NY 11377              Loews Corporation

Peter W. Keegan                 Senior Vice President and        Mr. Keegan has been in his
                                Chief Financial Officer,         current position for more than
                                Loews Corporation                the past five years.

Philip A. Laskawy               Retired Chairman and             Mr. Laskawy retired from
Ernst & Young                   Chief Executive Officer,         Ernst & Young in 2001.
5 Times Square                  Ernst & Young                    He was Chairman and Chief
New York, NY   10036            (Loews Director)                 Executive Officer of
                                                                 Ernst & Young for more than
                                                                 five years prior thereto.

                                     25


Arthur L. Rebell                Senior Vice President,           Mr. Rebell has been in his
                                Loews Corporation                current position for more than
                                                                 the past five years.

Gloria R. Scott                 Owner, G. Randle Services        Dr. Scott has been in her
539 South County Road 1142      (Loews Director)                 current position since 2001.
Riviera, TX  78379                                               Prior to that time Dr. Scott
                                                                 was President of Bennett
                                                                 College.

Andrew H. Tisch                 Chairman of the Executive        Mr. Tisch has been in his
                                Committee and Member of the      current position for more
                                Office of the President,         than the past five years.
                                Loews Corporation
                                (Loews Director)

James S. Tisch                  President and Chief Executive    Mr. Tisch has been in his
                                Officer and Member of the        current position for more
                                Office of the President,         than the past five years.
                                Loews Corporation
                                (Loews Director)

Jonathan M. Tisch              Chairman and Chief Executive      Mr. Tisch has been in his
                               Officer, Loews Hotels, and        current position for more
                               Member of the Office of the       than the past five years.
                               President, Loews Corporation
                               (Loews Director)

Preston R. Tisch               Chairman of the Board,            Mr. Tisch has been in his
                               Loews Corporation                 current position for more
                               (Loews Director)                  than the past five years.

                                     26